FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 333-163336-01

For the month of December 2009.

NIPPONKOA Insurance Company, Limited

(Translation of registrant’s name into English)

7-3, Kasumigaseki 3-chome

Chiyoda-ku, Tokyo 100-8965

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

[Translation in English]

1.	Notice of Change of Date of Extraordinary Shareholders’ Meeting and Amendments to Details of Convocation Notice and Reference Materials for the Shareholders’ Meeting

2.	Announcement regarding change of date of Extraordinary Shareholders’ Meeting and partial changes to the Articles of Incorporation (press release)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPONKOA Insurance Company, Limited

Date: December 15, 2009

	By:	/S/ TAKASHI MIWA
Takashi Miwa
General Manager of General Affairs Dept.

[Translation]

Securities Code: 8754

NIPPONKOA Insurance Co., Ltd.

7-3, Kasumigaseki 3-chome, Chiyoda-ku, Tokyo 100-8965, Japan

December 15, 2009

Notice of Change of Date of Extraordinary Shareholders’ Meeting and

Amendments to Details of Convocation Notice and Reference Materials for the

Shareholders’ Meeting

Dear Shareholder:

We informed you of the upcoming extraordinary shareholders’ meeting (the “Extraordinary Shareholders’ Meeting”) in our “Notice of Convocation of Extraordinary Shareholders’ Meeting” dated December 1, 2009 (the “Convocation Notice”), but in the interests of more fully disclosing appropriate information to our shareholders, we decided to amend part of the Reference Materials for the Shareholders Meeting. This has led us to decide, to change the date and time of the Extraordinary Shareholders’ Meeting from 10 A.M. on December 22, 2009 (Tuesday) to a new date and time of 10 A.M. on December 30, 2009 (Wednesday). Please therefore find below a description of the amended details of the Convocation Notice and Reference Materials for the Shareholders Meeting. We apologize for any inconvenience this may cause you and ask you for your understanding on this change.

Sincerely,

Makoto Hyodo
President and Chief Executive Officer

Details

1.	Amendments to Convocation Notice

(Page 1 of Convocation Notice)

Before amendment: by no later than 5:00 P.M. on December 21, 2009 (Monday).

After amendment: by no later than 5:00 P.M. on December 29, 2009 (Tuesday).

(Page 2 of Convocation Notice)

Before amendment: 1. Date & Time 10 A.M. on Tuesday, December 22, 2009

After amendment: 1. Date & Time 10 A.M. on Wednesday, December 30, 2009

Note:	There is no change to the place for the meeting, which is still the Conference Room, 13th Floor, NIPPONKOA Insurance Co., Ltd., Head Office, 7-3, Kasumigaseki 3-chome, Chiyoda-ku, Tokyo.

[Translation]

2.	Amendments to Reference Materials for the Shareholders Meeting

(Attachment 1 Reference Materials for the Shareholders Meeting, Page 7)

5.	Matters regarding Sompo Japan

(2)	Event arising after April 1, 2009 that materially affect Sompo Japan’s corporate assets

Before amendment: N/A.

After amendment:	As set out in 4. Events that materially affect corporate assets that have arisen after the last day of Sompo Japan’s last business year in the Notice of Change of Date of Extraordinary Shareholders’ Meeting and Amendments to Details of Convocation Notice and Reference Materials for the Shareholders’ Meeting dated December 15, 2009.

3.	Matters concerning exercising of voting rights in connection with change of date of Extraordinary Shareholders’ Meeting

(1)	As a result of the change to the date of the Extraordinary Shareholders’ Meeting, the deadline for exercising voting rights in writing or via the Internet is now, as also indicated in section 1 above as the amendment to page 1 of the Convocation Notice, by no later than 5:00 P.M. on December 29, 2009 (Tuesday).

(2)	There is no change to the agenda items to be discussed at the meeting or any of their details, so please use the Voting Rights Exercise Form that we sent you with the original Convocation Notice. Please do note, however, that because of the change in the date of the Extraordinary Shareholders’ Meeting, the parts of the form indicated on the left below should be read as indicated on the right:

Where the form reads as follows	please read it as this

(On the cover of the form)

Date of Extraordinary Shareholders’ Meeting December 22, 2009	Date of Extraordinary Shareholders’ Meeting December 30, 2009

Please indicate your approval or disapproval on the Voting Rights Exercise Form and return it to the Company so that it reaches it by no later than 5:00 P.M. on December 21, 2009.	Please indicate your approval or disapproval on the Voting Rights Exercise Form and return it to the Company so that it reaches it by no later than 5:00 P.M. on December 29, 2009.

Enter your Login ID and Temporary Password shown below to enter the site, and then follow the instructions on the screen to indicate your approval or disapproval votes by 5 P.M. on December 21, 2009.	Enter your Login ID and Temporary Password shown below to enter the site, and then follow the instructions on the screen to indicate your approval or disapproval votes by 5 P.M. on December 29, 2009.

(On the back of the form)

Please do not use this form on or after December 22, 2009.	Please do not use this form on or after December 30, 2009.

Please indicate your approval or disapproval on the Voting Rights Exercise Form, and send it to us by mail so that it reaches us by 5 P.M. on December 29, 2009, regardless of the indication of “ by 5 P.M. on December 21, 2009.” on the back of the form.

If you have already exercised your voting rights and would like to change the details of your vote, you may do so by exercising your voting rights via the Internet or by calling the number indicated below, requesting a new Voting Rights Exercise Form to be sent to you and exercising your voting rights again on the new form.

[Translation]

Contact:	Mitsubishi UFJ Trust and Banking Corporation, Securities Business Division

0120-232-711 (toll free) (Mon ~ Fri (excluding public holidays) 09:00 ~ 17:00)

4.	Events that materially affect corporate assets that have arisen after the last day of Sompo Japan’s last business year

(1)	Issuance of Sompo Japan Insurance Inc.’s 1st Series of Unsecured Interest Deferrable and Early Redeemable Subordinated Bonds Solely for Qualified Institutional Investors

On May 27, 2009, Sompo Japan Insurance Inc. (“Sompo Japan”) issued its 1st Series of Unsecured Interest Deferrable and Early Redeemable Subordinated Bonds Solely for Qualified Institutional Investors (the “Bonds”) according to the resolution at the meeting of its Board of Directors held on May 20, 2009.

a)	Aggregate amount of the Bonds

¥128,000 million

b)	Issue price

¥100 per ¥100 of the principal amount of each Bond

c)	Date of payment and issuance

May 27, 2009

d)	Rate of interest

(i)	On and before May 27, 2014

Fixed rate of interest

(ii)	On and after May 28, 2014

Floating rate of interest (On and before May 27, 2019, the rate obtained by the Six-Month Yen LIBOR plus the spread on the determination date of the terms and conditions (the “Spread”) plus step-up interest of 0.20%. On and after May 28, 2019, the rate obtained by the Six-Month Yen LIBOR plus the Spread plus step-up interest of 1.00%.)

e)	Date of redemption

May 27, 2069 (60 years after the date of issuance)

However, on each interest payment date on and after May 27, 2014, Sompo Japan may, at its option, with the prior approval of the supervisory authority, redeem all or some of the principal of the Bonds then outstanding. Sompo Japan also may, at its option, with the prior approval of the supervisory authority, redeem all, but not some only, of the principal of the Bonds then outstanding if the Bonds will cause Sompo Japan to suffer a significant tax disadvantage that cannot be avoided by Sompo Japan’s reasonable endeavors, or if a rating agent publicly announces or gives notice of its decision to the effect that it will treat the Bonds as having a lower equity credit than the equity credit of the Bonds on the date of the issuance, or if Sompo Japan judges after consultation with the supervisory authority that there is more than an insubstantial risk that the Bonds will cease being accounted for as a liability-type capital raising method, etc., under the Solvency Margin Regulations.

f)	Security; guarantee

None.

g)	Use of funds

Sompo Japan is expecting further enhancement of its financial position by effectively increasing capital.

[Translation]

h)	Other material restrictions

(i)	Replacement restrictions

It is Sompo Japan’s intention not to redeem (except, however, for redemption on maturity) nor to repurchase the Bonds within the 6-month period preceding (and including) the date of redemption or repurchase, except to the extent that Sompo Japan has raised funds by the issuance of common stocks or the issuance of securities or obligations that are approved by rating agents as having equity credit equal to or higher than the equity credit of the Bonds.

(ii)	Limitations on payments of interest

(A)	Optional suspension of interest payment

Sompo Japan may, at its option, defer the payment of all or part of the interest on the Bonds (such a deferment, an “Optional Suspension”; any amount of interest so deferred and not paid due to an Optional Suspension, an “Optional Deferred Payment Amount”; an interest payment date on which such interest would have become due but for the relevant Optional Suspension, an “Optional Deferred Interest Payment Date”). The deferred interest is cumulative.

(B)	Making efforts to satisfy the Optional Deferred Payment Amount

Sompo Japan intends, to the extent practicable as a for-profit business as provided for in the terms and conditions of the Bonds, to make reasonable endeavors to pay the Optional Deferred Payment Amount in respect of the relevant Optional Deferred Interest Payment Date as well as the interest accrued on that amount on the interest payment date falling five years after the relevant Optional Deferred Interest Payment Date.

(C)	Mandatory payment of Optional Deferred Payment Amount

Notwithstanding the above, if Sompo Japan is to make payment of dividends from surplus on its stock (including its common stock) that is effectively subordinated to the Bonds, or if Sompo Japan is to acquire any such junior stock (except for where Sompo Japan has an obligation under law to make such a repurchase), or if dividends or interest are paid in respect of the most preferred stock or securities or debt effectively equivalent to the Bonds, then Sompo Japan must, to the extent practicable as a for-profit business as provided for in the terms and conditions of the Bonds, make reasonable endeavors to pay on a prescribed date the Optional Deferred Payment Amount as well as the interest accrued in respect of that amount.

(D)	Limitation of resources for paying Optional Deferred Payment Amount

Where the Optional Deferred Payment Amount and interest accrued in respect of it is to be paid, they are to be satisfied by applying the net proceeds (but only up to the maximum provided for in the terms and conditions of the Bonds) that Sompo Japan has, during the 6-month period up to and including the date of payment, received from the issuance or sale of common stock or of securities or debt approved by a rating agent as having equity credit equal to or higher than the equity credit of the Bonds, and they are not to be satisfied by any other sources.

(iii)	Subordination clause

In liquidation proceedings, bankruptcy proceedings, corporate reorganization proceedings, or civil rehabilitation proceedings of Sompo Japan, or any proceedings equivalent to such proceedings under law other than Japanese law, each bondholder will be subordinated to Sompo Japan’s senior creditors and, with respect to the right to receive dividends of surplus, will only have substantially the same attributes as the most preferred stock (if Sompo Japan issues any in future).

(i)	Method of issuance

The Bonds are privately issued only for qualified institutional investors in Japan.

[Translation]

(2)	Acquisition of shares of Maritima Seguros S.A.

Sompo Japan passed a resolution at the meeting of its Board of Directors on May 20, 2009, to acquire 50% of the common shares of the Brazilian insurance firm Maritima Seguros S.A. (the “Target Company”) through its consolidated subsidiary Yasuda Seguros S.A. (“Yasuda Seguros”) upon reaching an agreement with the Target Company and its major shareholders. The profile of the Target Company and the purpose of the acquisition are as follows.

a)	Profile of the Target Company

Name:	Maritima Seguros S.A.

Head office:	Sao Paulo, State of Sao Paulo, Brazil

Description of business:	Property and casualty insurance

Net premiums written (consolidated) (the year ended December 31, 2008):

1,031 million reals (¥44,076 million)

Total assets (consolidated) (as of December 31, 2008):

1,038 million reals (¥44,368 million)

b)	Purpose of acquisition

Sompo Japan is seeking to further expand its business in Brazil, the insurance market of which is expected to show sustained growth into the future, by acquiring the shares of the Target Company, which has a robust sales network in Brazil.

c)	Timing of share acquisition

On July 24, 2009, Yasuda Seguros S.A. acquired 50% of the Target Company’s shares and 70% of its non-voting preferred shares. Prior to this, Sompo Japan had subscribed a capital increase by third-party allotment in the amount of 349 million reals (¥16,509 million) undertaken by Yasuda Seguros S.A. for the purpose of Yasuda Seguros’s acquiring the Target Company’s shares.

d)	Acquisition price

Yasuda Seguros S.A. acquired the 50% of the Target Company’s common shares and 70% of its non-voting preferred shares, as described in above c), for 328 million reals (¥15,537 million).

(Note) The translation of real amounts into yen amounts is at ¥42.72=1.00 real, the approximate rate of exchange prevailing on March 31, 2009, relating to above a), and at ¥47.30=1.00 real, the approximate rate of exchange at the time of remittance from Sompo Japan, relating to above c) and d).

[Translation]

SOMPO JAPAN INSURANCE INC. (“SOMPO JAPAN”) and NIPPONKOA Insurance Co., Ltd. (“NIPPONKOA”) have jointly filed a registration statement on Form F-4 (“Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with their proposed business combination. The Form F-4 contains a prospectus and other documents. The Form F-4 has been declared effective and the prospectus contained in the Form F-4 has been mailed to U.S. shareholders of SOMPO JAPAN and NIPPONKOA prior to their respective shareholders’ meetings at which the proposed business combination will be voted upon. The Form F-4 and prospectus contain important information about SOMPO JAPAN and NIPPONKOA, the proposed business combination and related matters. U.S. shareholders of NIPPONKOA are urged to read the Form F-4, the prospectus and other documents that have been and may be filed with the SEC in connection with the proposed business combination carefully before they make any decision at the respective shareholders’ meeting with respect to the proposed business combination. Any documents filed with the SEC in connection with the proposed business combination will be made available when filed, free of charge, on the SEC’s web site at www.sec.gov. In addition, upon request, the documents can be distributed for free of charge. To make a request, please refer to the following contact information.

NIPPONKOA Insurance Co., Ltd.
7-3, Kasumigaseki 3-chome, Chiyoda-ku Tokyo, Japan 100-8965
Investor Relations, Corporate Planning Department
Yoko Hirao
Tel: 81-3-3593-5418
E-mail: yoko.hirao@nipponkoa.co.jp
URL: http//www:nipponkoa.co.jp

For all inquiries concerning this Notice:

NIPPONKOA Insurance Co., Ltd., General Affairs Dept., Legal Affairs Group

Tel: 03-3593-3111 (general line) (Mon ~ Fri (excluding public holidays) 09:00 ~ 17:00)

[Translation]

December 15, 2009

Corporate Name:	NIPPONKOA Insurance Co., Ltd.
Name of the Representative:	Makoto Hyodo President and CEO

(Code Number:8754)

Announcement regarding change of date of Extraordinary Shareholders’ Meeting and partial changes to the Articles of Incorporation

To Whom It May Concern:

We informed you of the upcoming extraordinary shareholders’ meeting (the “Extraordinary Shareholders’ Meeting”) in our “Notice of Convocation of Extraordinary Shareholders’ Meeting” dated December 1, 2009, but in the interests of more fully disclosing appropriate information to our shareholders, we decided to amend part of the Reference Materials for the Shareholders Meeting.

This has led, at the meeting of our board of directors held today, us to pass resolution to change the date of the Extraordinary Shareholders’ Meeting to be scheduled on December 22, 2009. In relating to such resolution, this is inform to you of following change regarding “Announcement regarding Convocation of Extraordinary Shareholders’ Meeting and Partial Changes to the Articles of Incorporation” dated November 19, 2009. In addition, there is no any change to proposals to be addressed at the Extraordinary Shareholders’ Meeting.

1.	Date, Time and Place of the Extraordinary Shareholders’ Meeting

Before change

(1)	Date, Time and Place of the Extraordinary Shareholders’ Meeting

Date and Time : 10 A.M. on Tuesday, December 22, 2009

Place : Our Head Office, 7-3, Kasumigaseki 3-chome, Chiyoda-ku, Tokyo.

After change

(1)	Date, Time and Place of the Extraordinary Shareholders’ Meeting

Date and Time : 10 A.M. on Wednesday, December 30, 2009

Place : Our Head Office, 7-3, Kasumigaseki 3-chome, Chiyoda-ku, Tokyo.

2.	Schedule of Changes to the Article of Incorporation

Before change

(3)	Schedule of Changes to the Article of Incorporation

Date of a general shareholders’ meeting for changes to the Article of Incorporation	: December 22, 2009
Effective date of the changes to the Articles of Incorporation	: March 31, 2010

After change

(3)	Schedule of Changes to the Article of Incorporation

Date of a general shareholders’ meeting for changes to the Article of Incorporation	: December 30, 2009
Effective date of the changes to the Articles of Incorporation	: March 31, 2010

END

SOMPO JAPAN INSURANCE INC. (“SOMPO JAPAN”) and NIPPONKOA Insurance Co., Ltd. (“NIPPONKOA”) have jointly filed a registration statement on Form F-4 (“Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with their proposed business combination. The Form F-4 contains a prospectus and other documents. The Form F-4 has been declared effective and the prospectus contained in the Form F-4 has been mailed to U.S. shareholders of SOMPO JAPAN and NIPPONKOA prior to their respective shareholders’ meetings at which the proposed business combination will be voted upon. The Form F-4 and prospectus contain important information about SOMPO JAPAN and NIPPONKOA, the proposed business combination and related matters. U.S. shareholders of NIPPONKOA are urged to read the Form F-4, the prospectus and other documents that have been and may be filed with the SEC in connection with the proposed business combination carefully before they make any decision at the respective shareholders’ meeting with respect to the proposed business combination. Any documents filed with the SEC in connection with the proposed business combination will be made available when filed, free of charge, on the SEC’s web site at www.sec.gov. In addition, upon request, the documents can be distributed for free of charge. To make a request, please refer to the following contact information.

NIPPONKOA Insurance Co., Ltd.
7-3, Kasumigaseki 3-chome, Chiyoda-ku
Tokyo, Japan 100-8965
Investor Relations,
Corporate Planning Department
Yoko Hirao
Tel: 81-3-3593-5418
E-mail: yoko.hirao@nipponkoa.co.jp
URL: http//www:nipponkoa.co.jp